Exhibit 99.1

LightInTheBox Announces ADS Ratio Change

Singapore, August 27, 2024 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), an apparel e-commerce retailer that ships products to consumers worldwide, today announced that it plans to change the ratio of its American depositary shares (“ADSs”) to its ordinary shares (the “ADS Ratio Change”), par value US$0.000067 per share, from the current ratio of one (1) ADS representing two (2) ordinary shares to a new ratio of one (1) ADS representing twelve (12) ordinary shares. The Company aims to effectuate the ADS Ratio Change on or about September 5, 2024, U.S. Eastern Time (the “Effective Date”).

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-six reverse ADS split. Upon the Effective Date, ADS holders will be required to surrender and exchange every six existing ADSs they hold for one new ADS. The Bank of New York Mellon, as the depositary bank for the Company’s ADS program, will arrange for the exchange. The Company’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “LITB.” The new CUSIP number for the Company’s ADSs following the ADS Ratio Change will be 53225G201.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company’s underlying ordinary shares, and no ordinary shares will be issued or canceled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionately upon the effectiveness of the ADS Ratio Change, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than six (6) times the ADS trading price before the change.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is an apparel e-commerce retailer that ships products to consumers worldwide. With a focus on serving middle-aged and senior customers, LightInTheBox leverages its global supply chain and logistics networks, along with its in-house R&D and design capabilities, to offer a wide selection of comfortable, aesthetically pleasing and visually interesting apparel that brings fresh joy to customers. LightInTheBox operates its business through www.lightinthebox.com, www.ezbuy.sg and other websites as well as mobile applications, which are available in over 20 major languages and over 140 countries and regions. The Company is headquartered in Singapore, with additional offices in California, Shanghai and Beijing.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@lightinthebox.com

Jenny Cai

Piacente Financial Communications

Email: lightinthebox@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: lightinthebox@tpg-ir.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.